July 22, 2025

Motti Farbstein
Chief Executive Officer and Chief Financial Officer
Can-Fite BioPharma Ltd.
26 Ben Gurion St,
Ramat Gan 5257346 Israel

        Re: Can-Fite BioPharma Ltd.
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-36203
Dear Motti Farbstein:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences